SK Corporation
99, Seorin-dong, Jongro-gu,
Seoul 110-110, Korea
TEL:82-2-2121-5114
FAX:82-2-2121-7001

File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

November 10, 2003

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Documents that have been made public, filed or distributed in Korea
- Press releases

Yours Sincerely,

Hyun Chun Jung
Senior Manager
Investor Relations Team

11/25

Attachment

File No.
82-3901

Instruments for 12g3-2(b) Exemption

Nov 10, 2003

Investor Relations Team

SK Corporation

File No.
82-3901

Documents released by SK Corporation from Jul 1 to Aug 31, 2003

Reports to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture	Date
None	

File No.
82-3901

Reports to KSE

Leasing Real Estate to Major Shareholders etc.	Jul 3, 2003
Application for Company Reorganization of an Affiliated Company	Jul 18, 2003
Sale of Securities to Major Shareholders etc.	Jul 23, 2003
Voluntary Disclosure of Other Material Information Regarding Business	Jul 23, 2003
Financial Results (Fair Disclosure)	Jul 23, 2003
Leasing Real Estate to Major Shareholders etc.	Jul 29, 2003
Leasing Real Estate to Major Shareholders etc.	Jul 31, 2003
Financial Results (Fair Disclosure)	Aug 22, 2003

General Press Releases

News compilation of which the abstracts are translated into English	Jul 1 ~ Aug 31, 2003

File No.
82-3901

Reports to FSC

1. Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

File No.
82-3901

Reports to KSE

2. Public Notices to the Korea Stock Exchange

【01】

Leasing Real Estate to Major Shareholders etc. (Jul 3, 2003)

1. Name of the company: SK Engineering & Construction
   - Relationship with the company: Affiliated Company

2. Details
   - Date of lease: Jul 2, 2003
   - Real estate leased: Land 710.3 m^2
   - Location of real estate: 678-41 Yeoksam dong, Kangnam gu, Seoul
   - Specifics of lease
     - Period: Jun 17, 2003 ~ Jun 16, 2004
     - Deposit (KRW): -
     - Rental Payment (KRW): 285,000,000

3. Purpose of transaction: To lease land for a house exhibition hall

4. Decision date (date of board resolution): Jul 2, 2003
   - Outside director: Present (-). Absent (-)
   - Auditor: Absent

5. Applicability to Fair Trade Act: No

6. Others:
   - Decision date is the contract date.
   - Rental payment is annual rental fee before value added tax.

7. Date of relevant disclosure: None

【02】

Application for Company Reorganization of an Affiliated Company (Jul 18, 2003)

1. Details of affiliated company
   - Name of company: SK Global Hong Kong Limited
   - Paid-in capital (KRW): 88,111,886,000
   - Total number of outstanding shares: 5,499,000
   - Business area: Trading, Wholesale and Retail

2. Details of investment
   - Capital contribution (KRW): 43,271,690,000
   - Number of shares held: 2,323,425 (42.25%)

3. Details of application
   - Applicant: SK Global Hong Kong Limited (The company)
   - Jurisdiction: High Court of the Hong Kong Special Administrative Region
   - Reasons for application: To rehabilitate business through court receivership
   - Application date: Jul 17, 2003

4. Effects on the company: Difficulty in collecting invested capital

5. Proposed action plan: To make necessary plans according to commencement of corporate reorganization

6. Total assets at the end of the previous fiscal year (KRW): 13,506,779,286,000

7. Others: Foreign exchange rate is W151.14/HKD as of Jul 18, 2003.

[03]

Sale of Securities to Major Shareholders etc. (Jul 23, 2002)

1. Name of purchaser (major shareholder etc.): SK Telecom
   - Relationship with the company: Affiliated Company

2. Details of sale
   - Date of sale: Jul 22, 2003
   - Securities sold: 2,481,310 shares of POSCO common stocks
   - Amount of securities sold to major shareholder concerned (KRW): 332,495,540,000
   - Accumulated amount of securities sold to major shareholder concerned (KRW): 332,495,540,000
   - Terms and conditions of sale: 134,000 KRW/Share

3. Purpose of sale: To improve company's financial structure

4. Decision date (date of board resolution): Jul 22, 2003
   - Outside director: Present (5), Absent (-)
   - Auditor: Present

5. Applicability to Fair Trade Act: Yes

6. Others: None

【04】

Voluntary Disclosure of Other Material Information Regarding Business (Jul 23, 2002)

▶ Application for Company Reorganization of an Affiliated Company

1. Details of affiliated company
   - Name of company: SK Global America Inc.
   - Paid-in capital (KRW): 106,380,000,000
   - Business area: Trading, Wholesale and Retail

2. Details of investment
   - Capital contribution (KRW): 31,880,100,000
     (4.94% of total shareholders' equity)
   - Total shareholders' equity at the end of previous fiscal year (KRW): 644,755,840,000
   - Equity Investment Ratio: 15%

3. Details of application
   - Applicant: SK Global America Inc. (The company)
   - Jurisdiction: U.S. Bankruptcy Court Southern District of New York
   - Reasons for application: To rehabilitate business through court receivership
   - Application date: Jul 22, 2003

4. Effects on the company: Difficulty in collecting invested capital

5. Proposed action plan: To make necessary plans according to commencement of corporate reorganization

6. Others: Foreign exchange rate is W1,182.0/$ as of Jul 23, 2003.

【05】

Financial Results (Fair Disclosure)
(Jul 23, 2003)

1. Type of information: SK Corp Sales Results (June 2003)

2. Details
   - Period: June 2003
   - Results:

(Bil KRW)

	Jun 2003	May 2003		Jun 2002	
		Results	Changes	Results	Changes
Petroleum	628	748	-16%	756	-17%
Petrochemical	228	219	+4%	207	+10%
Lubricant	35	30	+16%	27	+29%

① Petroleum: Sales volume and amount decreased by 5% and 16% respectively due to lower utilization but domestic sales volume increased by 6%.

② Petrochemical: Sales volume and amount increased by 6% and 4% respectively due to strong aromatic product price from previous month.

③ Lubricant: Sales volume and amount increased due to strong demand for premium products and improvement of base oil spread from previous month.

3. Selective Disclosure
   - Information provider: SK Corp. IR Team
   - Information recipient: Analysts and investors
   - Time/Place and name of event: Information to be uploaded on the company web site on 23, Jul.

4. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

5. Others: Refer to the attached for more detailed information

Leasing Real Estate to Major Shareholders etc. (Jul 29, 2003)

1. Name of the company: SK Telecom
   - Relationship with the company: Affiliated Company

2. Details
   - Date of lease: Dec 19, 2000
   - Real estate leased: SK building
   - Location of real estate: 99 Seorin dong, Jongro gu, Seoul
   - Specifics of lease
     - Period: Dec 19, 2000 ~ Feb 28, 2005
     - Deposit (KRW): 103,283,829,780
     - Rental Payment (KRW): 363,968,980

3. Purpose of transaction: To lease office room

4. Decision date (date of board resolution): Jul 29, 2003
   - Outside director: Present (-), Absent (-)
   - Auditor: Absent

5. Applicability to Fair Trade Act: Yes

6. Others:
   - The rental payment is monthly rental payment
   - Decision date is contract modification date

7. Date of relevant disclosure: Jan 29, 2003

【07】

Leasing Real Estate to Major Shareholders etc. (Jul 31, 2003)

1. Name of the company: SK Global
   - Relationship with the company: Affiliated Company

2. Details
   - Date of lease: Dec 29, 2000
   - Real estate leased: SK building
   - Location of real estate: 99 Seorin dong, Jongro gu, Seoul
   - Specifics of lease
     - Period: Dec 29, 2000 ~ Dec 31, 2003
     - Deposit (KRW): 4,586,800,000
     - Rental Payment (KRW): 15,595,120

3. Purpose of transaction: To lease office room

4. Decision date (date of board resolution): Jul 30, 2003
   - Outside director: Present (-). Absent (-)
   - Auditor: Absent

5. Applicability to Fair Trade Act: No

6. Others:
   - The rental payment is monthly rental payment
   - Decision date is contract modification date

7. Date of relevant disclosure: Feb 3, 2003

【08】

Financial Results (Fair Disclosure)
(Aug 22, 2003)

1. Type of information: SK Corp Sales Results (July 2003)

2. Details
   - Period: July 2003
   - Results:

(Bil KRW)

	Jul 2003	Jun 2003		Jul 2002	
		Results	Changes	Results	Changes
Petroleum	626	628	0%	756	-17%
Petrochemical	242	228	+6%	210	+15%
Lubricant	34	35	-3%	24	+40%

① Petroleum: Sales volume decreased by 14% as SK Corp. implemented OPI program to optimize utilization in the low demand season. Unit price increased by 2.3% thanks to the strong regional product price.

② Petrochemical: Petrochemical product spreads, sales volume and sales amount maintained stable level from previous month.

③ Lubricant: Sales volume increased by 14% due to increased export volume in base oil but sales amount decreased by 4%.

3. Selective Disclosure
   - Information provider: SK Corp. IR Team
   - Information recipient: Analysts and investors
   - Time/Place and name of event: Information to be uploaded on the company web site on 22, Aug.

4. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

5. Others: Refer to the attached for more detailed information

File No.
82-3901

3. Press Releases

[01]

SK Corp. prohibits chat programs for security
(Jul 5, 2003)

SK Corp. said it has blocked its employees from using instant-messaging services to address the growing concerns over leakage of corporate information through new IT solutions.

Instant messaging is now extremely popular with workers and students in Korea where constant broadbrand connection is widely available.

SK said it has put a firewall on its network so that that it can prevent workers from using mainstream messenger programs such as those provided by Microsoft MSN, Daum Communications Corp. and Yahoo! Korea.

The company`s move against instant-message services came due to pressure by foreign investors including its largest shareholder Crest Securities Co. with regard to its efforts to bail out its financially troubled affiliate SK Global Co.

Other companies are also paying greater attention to problems such as hacking attempts, industrial espionage, and corporate information leakage through messenger programs.

SK said its move is also designed to discourage employees from chatting with colleagues and friends. The company said frequent chatting using instant-messanger programs slows down the speed of the network and leads to lower productivity.

Other companies, including Samsung SDS and Samsung Electronics, recently made similar moves, blocking employees from installing real-time messenger programs.

SK officials said real-time communication programs like MSN Messenger are vulnerable to hackers` attacks amid rising concerns over possible leakage of confidential corporate data.

According to KoreaClick, an online market researcher, the number of instant-message service users in Korea reached 12.34 million, which is 53 percent of the country`s total Internet users estimated at 23.23 million.

The real-time messenger market has grown about 43 percent from the end of December last year, and some observers said it is now entering a phase of slower growth.

MSN Messenger holds a 41.6 percent share in the domestic market, followed by Buddy Buddy with 15.2 percent, Nate.com with 13 percent, Sayclub with 9.9 percent and Dreamwiz`s Genie with 9 percent.

【02】

Sovereign urges SK Corp. reform

(Aug 12, 2003)

Sovereign Asset Management Ltd., a Monaco-based investment fund, has urged SK Corp., Korea`s top oil refiner, to focus on its core business and shed its stakes in other SK Group affiliates.

"SK Corp. is an oil and gas company and should concentrate on that area," Oh Hogen, chairman of Lazard Asia Ltd., a financial advisor to Sovereign, told reporters during a press conference at the Westin Chosun hotel in downtown Seoul yesterday. Sovereign is the single largest shareholder of SK Corp., the flagship firm of the country`s third-largest conglomerate, holding a 14.99 percent stake through its subsidiary, Crest Securities Co.

"SK Corp. is a virtual holding company for SK Group companies and thus shows an excessively high debt-to-equity ratio. It should dispose of its stake holdings in affiliates that have nothing to do with its core business."

When asked whether Sovereign wants the refiner to sell its stakes in SK Telecom, the nation`s largest mobile carrier, Oh said that it was up to SK Corp. management to make the decision.

Ever since Sovereign started snapping up SK Corp. shares in March and April, the fund has called on the oil refiner to reform its governance system and stop providing support for its insolvent trading affiliate, SK Global Co.

When SK Corp.`s board approved a bailout proposal for the ailing sister firm in June, including a 850 billion won ($714.3 million) debt-for-equity swap, Sovereign urged the refiner to scrap the plan, which the fund argued did not make commercial sense.

"If SK Corp. breaks away from the SK Group and goes its own way, uncertainties surrounding the company will disappear as well as the so-called `SK discount`" that depresses the share prices of SK Group units, the Lazard chief argued.

"Then, SK Corp.`s shareholder value will rise by more than $1 billion."

He added, "The SK Group`s history is riddled with unfair cross-unit transactions. The abnormal practice of transferring healthy units` value to shaky affiliates is the problem of all Korean chaebol, including the SK Group."

Sovereign also called on three members of SK Corp.`s board - SK Group Chairman Son Kil-seung, SK Corp. Chairman Chey Tae-won and SK Corp. President Kim Chang-geun - to resign from their posts because they had been convicted for their involvement in SK Global`s large-scale accounting fraud.

"Under Korea`s commercial law, Sovereign can call for a shareholders meeting beginning in late September," Oh said. "Sovereign will convene a shareholders meeting every year in order to appoint new directors with ethics and ability."

Oh also dismissed the speculation that Sovereign might attempt to name Oh

himself as chief executive of SK Corp. "It won`t happen because I`m not an oil and gas expert," he explained.

【03】

SK to import LNG

(Aug 15, 2003)

SK Corp. said yesterday that it would begin directly importing liquefied natural gas, thus making it the first private firm in Korea to take part in the LNG importing business, which has thus far been dominated by the state-owned Korea Gas Corp. The company said Indonesia Tangguh Consortium will be its supplier, and they held a heads of agreement ceremony at the POSCO Center in Seoul yesterday. Through the deal, SK expects to import LNG for 20 years beginning in 2005. The gas will be supplied to its factories and other users through the sleet maker`s two LNG terminals, currently being built in Pohang and Gwangyang.

The direct importation of LNG by private firms like SK and POSCO is part of the government`s program to reform the energy sector, and the new trend is expected to bring changes in import prices.

【04】

Operating rate of SK Corp. slows down (Aug 27, 2003)

SK Corp., the nation`s largest oil-refiner, saw a drop in its average operating rate of oil-refining facilities for the fourth straight month, as international investors contracted the maximum limit of usance or time bill for SK Global, whose credit tumbled in the overseas market.

According to the Korea National Oil Corp. yesterday, the working rate of SK Corp.`s refining facilities marked 88.89 percent in April, down 8.56 percentage points year-on-year. Since then, it continued to dip to 77.99 percent in May, 75.06 percent in June and 73.06 percent last month, down 10.96 percentage points, 11.59 percentage points and 20.41 percentage points from the year-earlier period, respectively.

In the meantime, its domestic rivals saw an increase in their operating rates, with LG-Caltex Oil Corp. up 11.35 percent to 103.48 percent and S-Oil Corp. up 17.15 percent to 123.27 percent.

Industry sources attributed the downbeat operating rate of SK Corp.`s facilities to falling credit in the overseas market and the short liquidity of the company, and forecast that the rate would not improve for a while, as uncertainties still prevail over the company`s future.

They also added that it may become more difficult for SK Corp. to import crude oil as the company`s credit rating may fall again if it decides to convert its bonds of SK Global to equities.

However, an official at SK Corp. attributed part of the drop in the rate to fixation of some of its facilities, and said it expects to raise the operating rate by more than 10 percentage points by September through a newly introduced optimal operation program.